April 21, 2006

Kathleen Collins,

Accounting Branch Chief,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	Entrust, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2005

Filed March 3, 2006

Form 8-K Filed January 24, 2006

File No. 000-24733

Dear Ms. Collins:

On behalf of our client, Entrust, Inc. (the “Company”), we respond to the Staff’s comment letter, dated April 14, 2006, relating to the Company’s annual report on Form 10-K (File No. 000-24733) (the “Annual Report”), filed on March 3, 2006, and the Company’s current report on Form 8-K (File No. 000-24733) (the “Current Report”), filed on January 24, 2006.

For ease of reference, we reproduce below the comments contained in the Staff’s comment letter, and include under each comment the Company’s response.

The Annual Report

Item 9A. Controls and Procedures, page 60

1. Your conclusion that your disclosure controls and procedures are effective “in alerting them in a timely manner to material information required to be disclosed in our period reports filed with the SEC,” is significantly more limited than

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what is called for under Rule 13a-15(e) of the Exchange Act. The rule requires, among other matters, that the disclosure controls and procedures be designed “to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act…is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms” and to ensure that “information required to be disclosed by an issuer…is accumulated and communicated to the issuer’s management…as appropriate to allow timely decisions regarding required disclosure.” Please confirm, if true, that your disclosure controls and procedures for the relevant periods met all of the requirements of this section. Additionally, tell us how you intend to comply with this requirement by including this statement in your controls and procedures section of your periodic reports.

Response:

The Company has informed us to confirm that its disclosure controls and procedures for the relevant periods met all of the requirements of Rule 13a-15(e) of the Exchange Act. The Company acknowledges the Staff’s comment and will revise in future filings its disclosures so as to provide the information required by Rule 13a-15(e) of the Exchange Act.

Note 4. Investment in Ohana Wireless, Inc., page F-20

2. We note in your disclosure that Ohana Wireless, Inc. underwent a capital restructuring and that all of your loans, together with accrued interest, were converted to stock of the restructured company, ADML Holdco. As a result of this restructuring, it is not clear from your disclosure whether there are any additional terms associated with your investment in ADML Holdco that would impact your accounting for this investment under FIN 46(R). In this regard, tell us whether you have any commitments or other arrangements to provide funding for any shortfalls ADML Holdco may incur. Identify all variable interests (i.e., equity, loans, commitments) and indicate whether you would be deemed the primary beneficiary.

Response:

The Company has informed us that there are no additional terms associated with the Company’s investment in ADML Holdco that would impact its accounting for this investment under FIN 46(R), that the Company has no commitments or other arrangements to provide funding for any shortfalls ADML Holdco may incur, and that there are no variable interests with respect to ADML Holdco, other than its common stock interest which is disclosed. The Company will modify its disclosure in future filings to clarify the foregoing.

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The Current Report

3. We note your use of non-GAAP financial measures in the Form 8-K noted above which excludes certain recurring items. Tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures:

•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	the economic substance behind management’s decision to use such a measure;

•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures which excludes certain recurring items, especially since these measures appear to be used to evaluate performance. Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes operating performance. For example, it is unclear to us why amortization of purchased product rights is not relevant for investors considering that the use of these assets contributes to generating revenue.

Response:

The Company has informed us that it discloses certain non-GAAP financial measures to supplement the financial information it presents in accordance with accounting principles generally accepted in the United States. The Company believes that these non-GAAP financial measures provide management, the Company and investors with a more complete understanding of its operating results and trends, and an enhanced overall understanding of the Company’s financial performance, liquidity and prospects for the future.

The Company’s management uses non-GAAP financial measures for many of its internal financial, operating and planning reports to assess its success in

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reducing the Company’s cost structure, to measure its ongoing cash operating costs, and to establish and monitor budgets and operational goals. Management believes that having this additional financial measure helps management better measure the current cost structure and provides a clearer indication of the Company’s ongoing operating results. Also, the adjusted items do not impact ongoing, operating cash requirements, which is a business measurement and metric that is important to management in their operation of the business and which management understands is important to its investors. As a result, the non-GAAP measures enhance management’s ability to evaluate and compare the Company’s performance relative to other companies against whom it competes, almost all of whom disclose similar non-GAAP financial information.

In addition, although there are inherent limitations of non-GAAP measures, management uses the non-GAAP measures in addition to, and not as a substitute for, its financial and operating results that are measured in GAAP. As such, the Company does not believe that the use of non-GAAP measures creates a limitation, but rather, enhances the information available to both management and investors.

The Company also believes that it is important for the Commission to know that prior to the first quarter of 2005, the Company presented only GAAP financial measures. The Company added the non-GAAP disclosures as a result of numerous requests from investors to do so.

Many investors in the Company have requested that management issue non-GAAP financial measures to enhance the financial information that the Company discloses. The Company believes these investors requested the additional disclosure of the non-GAAP information in order to facilitate their ability to compare the Company’s results with those of its competitors, to improve analysis of the Company’s ongoing business operations, to improve comparison of trends regarding past performance with forecasts, and to improve access to the additional information that management uses.

The Company believes it is able to provide investors with the additional financial measures that management believes reflect its view of the ongoing business, thus improving investors’ ability to assess the future prospects of the Company.

The Company believes the presentation of non-GAAP adjusted financial information presents a useful performance measure because it enables investors to track and compare its core operating performance and helps investors better understand management’s view of the business.

In future filings, the Company will modify its disclosures relating to the use of non-GAAP financial measures as follows:

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“To supplement the financial results that are prepared and presented in accordance with accounting principles generally accepted in the United States, Entrust’s management prepares and uses non-GAAP financial measures for many of its internal financial, operating and planning reports. The Company’s management believes that by excluding charges such as the purchased intangibles amortization in cost of goods sold, the amortization of intangible assets in operating expenses, stock option expenses, and restructuring charges from its GAAP-based results, these non-GAAP financial measures are more likely to facilitate investors’ understanding of the Company’s ongoing business operating results. These non-GAAP financial measures also facilitate comparisons to the operating results of the Company’s competitors and provide investors with greater transparency with respect to the supplemental information used by management in its operational and financial decision making.

The non-GAAP measures are included to provide investors with supplemental information to facilitate their understanding of Entrust’s operating results and future prospects. Management uses these non-GAAP measures to assess its success in reducing the Company’s cost structure, to measure its ongoing cash operating costs, and to establish budgets and operational goals. The presentation of this additional information should not be considered in isolation or as a substitute for financial and operating results prepared in accordance with accounting principles generally accepted in the United States, as non-GAAP measures are susceptible to varying calculations and they may not be comparable, as presented, to other similarly titled measures of other companies.”

4. We also note your use of the term “pro forma net income” in your Form 8-K. Please note that it is not appropriate for you to use this term in your Form 8-Ks since you have not used that term as contemplated in Regulation S-X. It appears such disclosures should be referred to as non-GAAP measures. Refer to footnote 12 to the Final Rules for the Conditions for Use of Non-GAAP Financial Measures.

Response:

The Company acknowledges the Staff’s comment and will revise in future filings its disclosure so as to discontinue using the term “pro forma” whenever referring to non-GAAP financial measures.

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If you have any questions or comments regarding the enclosed materials, please feel free to call me at (212) 558-4260.

Sincerely,

John Evangelakos

cc:	Patrick Gilmore

Thomas Ferraro

(Securities and Exchange Commission)

David J. Wagner

Jay Kendry

Scott A. Gibson

Todd Harrold

(Entrust, Inc.)

Gavin W. Holmes

(Sullivan & Cromwell LLP)